[Riverview Bancorp, Inc. Letterhead]

April 20, 2017

Via EDGAR and E-Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Kate Donovan

Re:          Riverview Bancorp, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-217276)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Riverview Bancorp, Inc. ("Company") hereby respectfully requests acceleration of the effective date of the above-referenced registration statement to 3:00 p.m., Eastern Daylight Time, on Wednesday, April 26, 2017, or as soon thereafter as is practicable.

In connection with this request, we hereby acknowledge the following:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RIVERVIEW BANCORP, INC.

By:/s/Kevin Lycklama
Name: Kevin Lycklama
Title: Executive Vice President and Chief Financial Officer